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Mitchell Hutchins Asset Management Inc.
1285 Avenue of the Americas
New York, NY 10019

Dianne E. O'Donnell
Senior Vice President


                                                               Mitchell Hutchins

                                  May 13, 1998


Managed High Yield Plus Fund Inc.
1285 Avenue of the Americas
New York, New York 10019

Ladies and Gentlemen:

     We are writing to confirm the purchase of one (1) share of common stock of Managed High Yield Plus Fund Inc., which we have purchased from you at a price of $15. This is to advise you that we have purchased the share for investment only with no present intention of selling such share, and we do not now have any intention of selling such share.

                                             Sincerely,

                                             /s/ Dianne E. O'Donnell

                                             Dianne E. O'Donnell
                                             Senior Vice President